EXHIBIT 99.1

China Liberal Education Holdings Limited Reports Financial Results for Fiscal Year 2021

BEIJING, CHINA, April 14, 2022 -- China Liberal Education Holdings Limited (Nasdaq: CLEU) (“China Liberal,” the “Company,” or “we”), a China-based company that provides smart campus solutions and other educational services, today announced its financial results for the fiscal year ended December 31, 2021.

Ms. Ngai Ngai Lam, Chairperson and CEO of China Liberal, commented, “In fiscal year 2021, the COVID-19 pandemic and related travel restrictions negatively impacted our operations and business expansion. Particularly, many Chinese universities and colleges held off on their ‘smart campus’ project plans due to the uncertainties associated with the COVID-19 pandemic. As a result, our revenue decreased by 22.2% year-over-year to $3.91 million from $5.02 million last fiscal year. We strive to drive our business forward despite these short-term challenges and remain optimistic on our business outlook for 2022 and beyond. We have taken actions to strengthen our market position and keep our financials resilient by acquiring Wanwang Investment Limited, which we believe will allow us to enhance our services and products and improve the quality of our programs.”

Ms. Ngai Ngai Lam continued, “We keep optimizing our growth strategies as market dynamics change and continue monitoring our customers’ preferences while focusing investments on our core growth initiatives with the clearest path to profitability. Growing demand for school-enterprise integrated education solutions continues to accelerate the growth of our integrated enterprises and vocational education (tailored job readiness training services). In addition, the acquisition of Wanwang Investment Limited allows us to become an operator of an independent three-year college and a four-year college in China with a total student enrollment of over 4,200, facilitating our strategic transformation and laying a solid new business foundation. I am proud of the team for what we have accomplished together and I am looking forward to building on our momentum.”

Fiscal Year 2021 Financial Highlights

	For the Year Ended December 31,
($ millions, except per share data)	2021	2020	%Change
Revenue	3.91	5.02	-22.2%
Gross profit	2.76	2.87	-3.7%
Gross margin	70.6%	57.1%	13.5%
Income(loss) from operations	-1.17	1.44	NM
Net income(loss)	-1.25	1.21	NM
Basic and diluted earnings(loss) per share	-0.12	0.21	NM

Note: NM refers to “Not Meaningful”

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•	Revenue decreased by 22.2% year-over-year to $3.91 million for fiscal year 2021 from $5.02 million for fiscal year 2020.

•	Gross profit decreased by 3.7% year-over-year to $2.76 million for fiscal year 2021 from $2.87 million for fiscal year 2020.

•	Gross margin increased to 70.6% for fiscal year 2021 from 57.1% for fiscal year 2020.

•	Loss from operations was $1.17 million for fiscal year 2021, compared to income from operations of $1.44 million for fiscal year 2020.

•	Net loss was $1.25 million for fiscal year 2021, compared to net income of $1.21 million for fiscal year 2020.

•	Basic and diluted loss per share were $0.12 for fiscal year 2021, compared to basic and diluted earnings per share of $0.21 for fiscal year 2020.

Fiscal Year 2021 Financial Results

Revenue

Revenue decreased by 22.2% year-over-year to $3.91 million for fiscal year 2021 from $5.02 million for fiscal year 2020. The decrease in revenue was mainly attributable to decreased revenue from our technological consulting services for smart campus solutions in fiscal year 2021 as compared to fiscal year 2020, which was mainly caused by a decrease in the average contractual value of smart campus related projects by 70.5% as high value contracts with Fuzhou Melbourne Polytechnic (“FMP”) were mainly completed in 2020.

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	For the Year Ended December 31,
($ millions)	2021			2020
Revenue	Revenue	Cost of Revenue	Gross Margin (Loss)	Revenue	Cost of Revenue	Gross Margin
Sino-foreign jointly managed academic programs	2.68	0.36	86.4%	2.77	0.59	78.6%
Technological consulting services for smart campus solutions	1.06	0.62	41.9%	1.99	1.40	29.7%
Overseas study consulting services	0.04	0.05	-43.0%	0.13	0.09	33.8%
Tailored job readiness training services	0.14	0.12	15.0%	0.08	0.06	15.0%
Textbook and course material sales	-	-	-	0.05	0.01	80.9%
Total	3.91	1.15	70.6%	5.02	2.15	57.1%

Revenue from Sino-foreign jointly managed academic programs decreased by $0.09 million, or 3.5%, to $2.68 million for fiscal year 2021, from $2.77 million for fiscal year 2020. This decrease was primarily attributed to a decrease in the number of students by 243, or 9.8%, from 2,731 students for the year ended December 31, 2020, to 2,488 students for the year ended December 31, 2021, which resulted in a decrease of $254,042 in revenue. The decrease was partially offset by an increase in average tuition fees collected from $1,015 per student in 2020 to $1,076 per student in 2021, which resulted in an increase of $157,510 in revenue. The increase in average tuition fee was mainly caused by an appreciation of Renminbi (“RMB”) against U.S. dollars while the average tuition fee per student in RMB decreased from RMB6,993 ($1,015) in 2020 to RMB6,931 ($1,076) in 2021.

Revenue from providing smart campus related technological consulting services and technical support services for other entities decreased by $0.93 million, or 46.9%, to $1.06 million for fiscal year 2021, from $1.99 million for fiscal year 2020. The decrease in revenue was mainly attributable to a decrease in the average project size from $143,000 per project in 2020 to $58,859 per project in 2021 as compared to 2020. In 2020, we executed three relatively large technological consulting service projects, including the hardware and software installation and digital classrooms for FMP’s experiment-based simulation center for its hotel management major with contract price of RMB5 million ($0.7 million), the digital classrooms for Beijing Institute of Graphic Communications with contract price of approximately RMB1.3 million ($0.2 million) and technical support services provided to a third party enterprise, Wuhan Wangjie Hengtong Information Technology Co., Ltd., with contract price of RMB4.2 million ($612,239). However, in 2021, the 18 projects we worked on were of smaller size and scope and accordingly, the service fees we charged to customers were also smaller. The overall decrease in our revenue from technological consulting services for smart campus solutions reflected the above combined reasons.

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Revenue from overseas study consulting services decreased by $0.09 million, or 75.1%, to $0.04 million for fiscal year 2021, from $0.13 million for fiscal year 2020. During the years ended December 31, 2021 and 2020, under our service contracts with Beijing Foreign Studies University, we assisted 27 students and 11 students for Russian language training, and 27 students and 22 students for German language training, respectively. We recognized $36,174 in revenue when our performance obligations under the service contracts were satisfied during the fiscal year 2021. The decrease in revenue from overseas study consulting services was mainly attributed to the cancellation of visa applications to Russia and Germany by the students, which is mainly due to the international travel restrictions caused by the COVID-19 pandemic.

Revenue from tailored job readiness training services increased by $0.06 million, or 80.3%, to $0.14 million for fiscal year 2021, from $0.08 million for fiscal year 2020. The increase was mainly attributable to an increase in the number of students who received tailored job readiness training services from 147 in 2020 to 443 in 2021.

Revenue from textbooks and course material sales decreased by $0.05 million, or 100%, to nil for fiscal year 2021, from $0.05 million for fiscal year 2020. The decrease was mainly attributed to a delay in our publisher’s payment cycle due to small publication volume of our textbooks and course materials.

Cost of Revenue

Cost of revenue decreased by $1.01 million, or 46.7%, to $1.15 million for fiscal year 2021, from $2.16 million for fiscal year 2020, primarily due to the reduced average size and scope of the 18 technological consulting service projects we worked on in 2021 compared to projects in 2020, and accordingly costs associated with hardware and components installation in technology consulting services for smart campus related projects decreased in 2021. In addition, our cost associated with Sino-foreign jointly managed academic programs decreased by $0.2 million, or 38.6%, in 2021 as compared to 2020, which was mainly attributable to a decrease in salary, welfare and insurance costs of foreigner teachers in Sino-foreign jointly managed academic programs. Due to travel bans or restrictions caused by the COVID-19 pandemic, some foreign teachers were unable to enter China and we engaged more Chinese teachers to provide teaching services to students in 2021.

Gross Profit

Gross profit decreased by $0.11 million, or 3.7%, to $2.76 million for fiscal year 2021, from $2.87 million for fiscal year 2020, while gross profit margin increased by 13.5%, to 70.6% for fiscal year 2021 from 57.1% for fiscal year 2020. The decrease in gross profit was primarily due to a decrease in gross profit contribution from smart campus related technological consulting services, which mainly resulted from the decrease in average project size and average gross profit per project in fiscal year 2021 compared to fiscal year 2020, as we executed more projects with software customization rather than hardware installation in fiscal year 2021. Also, gross profit contribution from overseas study consulting services decreased by 135.6% in fiscal year 2021 compared to fiscal year 2020 due to higher student recruitment costs in 2021. Additionally, gross profit contribution from textbook and course material sales decreased by 100% due to the decrease in publication volume.

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Operating Expenses

Selling expenses decreased by $76,897, or 166.5%, to $152,759 for fiscal year 2021, from $229,656 for fiscal year 2020. The decrease in selling expenses was primarily attributable to a decrease in depreciation of $18,236 and a decrease in rental expenses by $16,018 when we relocated to a smaller office space due to streamlining of operations, a decrease in salary and employee welfare benefit expenses paid to sales and marketing personnel by $14,893, resulting from cutting down our sales and marketing force, and a decrease in office and other miscellaneous expenses.

General and administrative expenses increased by $2.58 million, or 214.9%, to $3.78 million for fiscal year 2021, from $1.20 million for fiscal year 2020, primarily due to an increase in share-based compensation to employees of $2.3 million, an increase in professional service fees of $72,229, an increase in audit fee of $67,300, an increase in investor relation expenses of $61,376, and an increase in director and officer insurance expenses of $34,127.

Interest Income

Interest income decreased by $7,062, or 7.0%, to $94,195 for fiscal year 2021, from $101,257 for fiscal year 2020. In connection with the technological consulting services for smart campus projects, we recognized financing component resulted from a timing difference between when control was transferred and when we collected cash consideration from the customer. For the years ended December 31, 2021 and 2020, we recognized $87,589 and $94,271 in interest income in connection with the aforementioned financing component, respectively. In addition, we reported interest income of $6,606 and $6,986 from bank deposit balance in the years ended December 31, 2021 and 2020, respectively. These factors led to decreased interest income in fiscal year 2021, as compared to fiscal year 2020.

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Other Income (Expense), Net

Other income was $126,648 for fiscal year 2021, as compared to other expense of $26,035 for fiscal year 2020. The increase in other income was primarily due to provision of other training services in fiscal year 2021.

Provision for Income Taxes

Provision for income taxes was $300,034 for fiscal year 2021, decreased from $303,246 for fiscal year 2020 due to lower taxable income.

Net Income (Loss)

Net loss was $1.25 million for fiscal year 2021, compared to net income of $1.21 million for fiscal year 2020. Basic and diluted loss per share were $0.12 for fiscal year 2021, compared to basic and diluted earnings per share of $0.21 for fiscal year 2020.

Financial Condition

As of December 31, 2021, the Company had cash of $32.68 million, compared to $5.01 million as of December 31, 2020.

Net cash used in operating activities was $1.41 million for fiscal year 2021, compared to net cash provided by operating activities of $0.64 million for fiscal year 2020.

Net cash used in investing activities was $7,543 for fiscal year 2021, compared to $1,396,125 for fiscal year 2020.

Net cash provided by financing activities was $29.06 million for fiscal year 2021, compared to $3.97 million for fiscal year 2020.

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Impact of the COVID-19 on Performance and Financial Indicators

Our results of operations and financial conditions in 2021 were affected by the COVID-19 pandemic and may continue to be affected by COVID-19 pandemic in 2022 and potentially beyond. COVID-19 has impact on China’s study abroad consulting and training services industry and the business operations of our Company. The extent to which COVID-19 impacts our results of operations in the future will depend on the future developments of the pandemic, including new information concerning the global severity of and actions taken to contain the pandemic, which are highly uncertain and unpredictable. In addition, our results of operations could be adversely affected to the extent that the pandemic harms the Chinese and global economy in general. We face risks related to natural disasters, extreme weather conditions, health epidemics including the COVID-19, and other catastrophic incidents, which could significantly disrupt our operations.

The pandemic and related travel restrictions have affected and may continue to adversely affect our business and results of operations, including the demand for our services and the ability of partner schools to pay back accounts receivable on a timely basis. We will pay close attention to the future development of COVID-19 pandemic and perform further assessment of its impact and take relevant measures to minimize the impact. Uncertainties associated with COVID-19 pandemic may cause the Company’s revenue and cash flows to underperform in the next 12 months.

About China Liberal Education Holdings Limited

China Liberal, headquartered in Beijing, is an educational service provider in China. It provides a wide range of services, including those under sino-foreign jointly managed academic programs; overseas study consulting services; technological consulting services for Chinese universities to improve their campus information and data management system and to optimize their teaching, operating and management environment, creating a “smart campus”; and tailored job readiness training to graduating students. For more information, please visit the Company’s website at ir.chinaliberal.com.

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Forward-Looking Statements

This document contains forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on the Company’s expectations and projections about future events, which the Company derives from the information currently available to the Company. Such forward-looking statements relate to future events or our future performance, including: our financial performance and projections; our growth in revenue and earnings; and our business prospects and opportunities. You can identify forward-looking statements by those that are not historical in nature, particularly those that use terminology such as “may,” “should,” “expects,” “anticipates,” “contemplates,” “estimates,” “believes,” “plans,” “projected,” “predicts,” “potential,” or “hopes” or the negative of these or similar terms. In evaluating these forward-looking statements, you should consider various factors, including: our ability to change the direction of the Company; our ability to keep pace with new technology and changing market needs; and the competitive environment of our business. These and other factors may cause our actual results to differ materially from any forward-looking statement. Forward-looking statements are only predictions. The forward-looking events discussed in this press release and other statements made from time to time by us or our representatives, may not occur, and actual events and results may differ materially and are subject to risks, uncertainties and assumptions about us. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results and encourages investors to review risk factors that may affect its future results in the Company’s registration statement and in its other filings with the U.S. Securities and Exchange Commission.

Investor Relations Contact

China Liberal Education Holdings Limited

Email: ir@chinaliberal.com

Ascent Investor Relations LLC

Ms. Tina Xiao

Email: tina.xiao@ascent-ir.com

Tel: +1 917 609 0333

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED BALANCE SHEETS

	As of December 31,
	2021	2020
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$32,678,421	$5,007,449
Account receivables	2,462,550	915,618
Contract assets,	2,014,146	4,448,946
Advance to suppliers	4,525,794	94,648
Prepayment to acquire a subsidiary	1,492,772	-
Due from a related party	-	1,439,080
Inventories	201,091	196,326
Prepaid expenses and other current assets	175,956	223,387
TOTAL CURRENT ASSETS	$43,550,730	$12,325,454
NON-CURRENT ASSETS
Plant and equipment	35,384	49,148
Right-of-use asset	47,617	136,695
Contract assets	-	262,617
TOTAL NON-CURRENT ASSETS	$83,001	$448,460

TOTAL ASSETS	$43,633,731	$12,773,914

LIABILITIES AND SHAREHOLDERS’ EQUITY
CURRENT LIABILITIES
Account payables	$169,137	$125,223
Contract liabilities	291,833	154,927
Taxes payable	740,966	633,651
Due to related parties	23,557	-
Lease liability	47,617	90,253
Accrued expenses and other liabilities	402,233	105,829
TOTAL CURRENT LIABILITIES	$1,675,343	$1,109,883
NON-CURRENT LIABILITIES
Lease liability	-	23,102
TOTAL LIABILITIES	$1,675,343	$1,132,985

COMMITMENTS AND CONTINGENCIES	-	-

SHAREHOLDERS’ EQUITY
Ordinary shares, $0.001 par value, 50,000,000 shares authorized, 13,848,333 and 6,333,333 shares issued and outstanding as of December 31, 2021 and December 31, 2020, respectively	$13,848	$6,333
Additional paid-in capital	40,686,311	9,358,487
Statutory reserve	719,804	551,146
Retained earnings	147,278	1,565,817
Accumulated other comprehensive income	391,147	159,146
Total shareholders’ equity	$41,958,388	$11,640,929

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	$43,633,731	$12,773,914

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

	For the years ended December 31
	2021	2020	2019

REVENUE	$3,909,546	$5,023,099	$5,255,810
COST OF REVENUE	(1,149,148)	(2,157,033)	(3,360,694)
GROSS PROFIT	2,760,398	2,866,066	1,895,116

OPERATING EXPENSES
Selling expenses	(152,759)	(229,656)	(593,215)
General and administrative expenses	(3,778,329)	(1,199,690)	(783,241)
Total operating expenses	(3,931,088)	(1,429,346)	(1,376,456)

(LOSS) INCOME FROM OPERATIONS	(1,170,690)	1,436,720	518,660

OTHER INCOME
Interest income	94,195	101,257	6,120
Other income (expenses), net	126,648	(26,035)	69,162
Total other income, net	220,843	75,222	75,282

(LOSS) INCOME BEFORE INCOME TAXES	(949,847)	1,511,942	593,942
INCOME TAX EXPENSE	(300,034)	(303,246)	(156,038)

NET (LOSS) INCOME	$(1,249,881)	$1,208,696	$437,904

COMPREHENSIVE (LOSS) INCOME
Total currency translation differences arising from consolidation	232,001	471,554	(78,171)
TOTAL COMPREHENSIVE INCOME (LOSS)	$(1,017,880)	$1,680,250	$359,733

(LOSS) EARNINGS PER SHARE
Basic and diluted	$(0.12)	$0.21	$0.09

WEIGHTED AVERAGE NUMBER OF SHARES OUTSTANDING
Basic and diluted	10,368,563	5,852,459	5,000,000

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CHINA LIBERAL EDUCATION HOLDINGS LIMITED

CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the years ended December 31,
	2021	2020	2019

Cash flows from operating activities
Net (loss) income	$(1,249,881)	$1,208,696	$437,904
Adjustments to reconcile net (loss) income to net cash (used in) provided by operating activities:
Depreciation and amortization	18,652	15,891	40,038
Non-cash lease expenses	91,386	41,524	2,533
Loss on disposal of property and equipment	607	37,468	-
Share-based compensation	2,288,251	-	-
Changes in operating assets and liabilities:
Account receivables	(1,504,828)	(343,165)	306,781
Contract assets	2,781,603	(719,615)	(176,968)
Advance to suppliers	(4,355,926)	756,846	(824,141)
Deferred initial public offering costs	-	-	(650,092)
Due from a related party	-	-	72,371
Inventories	199	(185,985)	-
Prepaid expenses and other current assets	33,653	128,658	(57,406)
Account payables	40,239	66,961	(69,500)
Contract liabilities	462,253	(421,834)	417,987
Taxes payable	90,150	191,373	164,879
Lease liability	(67,754)	(60,907)	(5,252)
Accrued expenses and other liabilities	(40,842)	(80,097)	2,434
Net cash (used in) provided by operating activities	(1,412,238)	635,814	(338,432)

Cash flows from investing activities
Purchase of plant and equipment	(4,439)	(21,230)	(17,738)
Acquisition of 8.8228% non-controlling interest in China Liberal Beijing	-	-	(453,669)
Advance to a related party	-	(1,374,895)	-
Prepayment to acquire a subsidiary	(1,474,217)	-	-
Repayment of advance to a related party	1,471,113	-	-
Net cash used in investing activities	(7,543)	(1,396,125)	(471,407)

Cash flows from financing activities
Proceeds from related party borrowings	9,415	-	439,193
Repayment of due to a related party	-	(1,439,799)	-
Net proceeds from issuance of ordinary shares	29,047,088	5,405,451	-
Net cash provided by financing activities	29,056,503	3,965,652	439,193

Effect of changes of foreign exchange rates on cash	34,250	99,829	(4,241)
Net increase (decrease) in cash	27,670,972	3,305,170	(374,887)
Cash, beginning of year	5,007,449	1,702,279	2,077,166
Cash, end of year	$32,678,421	$5,007,449	$1,702,279

Supplemental disclosure of cash flow information:
Cash paid for interest expense	$40,555	$2,697	-
Cash paid for income tax	-	$20,775	$18,657
Supplemental disclosure of non-cash investing and financing activities
Transfer of non-controlling interest	-	-	$87,238
Right-of-use assets obtained in exchange for operating lease obligations	-	$180,528	$21,062

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